**AURIGA USA, LLC**
(A Wholly Owned Subsidiary of Auriga Services, LLC)

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm
Thereon)

**AURIGA USA, LLC**
(A Wholly Owned Subsidiary of Auriga Services, LLC)

Statement of Financial Condition

December 31, 2017

**Table of Contents**



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

To the Member
Auriga USA, LLC:

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Auriga USA, LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2012.

February 28, 2018

**AURIGA USA, LLC**

(A Wholly Owned Subsidiary of Auriga Services, LLC)

Statement of Financial Condition

As of December 31, 2017

### Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 2,072,801 |
| Receivable from broker | | 7,345,893 |
| Securities owned, at fair value ($3,275,615 pledged as collateral) | | 5,326,655 |
| Due from affiliates | | 284,662 |
| Accounts receivable | | 6,195 |
| Note receivable | | 194,400 |
| Fixed assets, net of accumulated depreciation and amortization | | 76,746 |
| Other assets | | 388,432 |
| Total assets | $ | 15,695,784 |

### Liabilities and Member's Equity

| | | |
|---|---|---:|
| Securities sold, not yet purchased, at fair value | $ | 3,542,547 |
| Securities sold under an agreement to repurchase | | 3,335,164 |
| Compensation payable | | 856,391 |
| Accounts payable and accrued expenses | | 236,106 |
| Due to affiliates | | 196,671 |
| Total liabilities | | 8,166,879 |
| Member's equity | | 7,528,905 |
| Total liabilities and member's equity | $ | 15,695,784 |

See accompanying notes to the statement of financial condition.

**(1) Organization**

Auriga USA, LLC (the "Company") is a New York City based broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Auriga Services, LLC, (the "Parent"), a New York limited liability company ("LLC").

The Company generates revenue by providing brokerage services for fixed income securities and proprietary trading in fixed income securities.

**(2) Summary of Significant Accounting Policies**

*(a) Basis of Preparation*

The statement of financial condition (the "financial statement") has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and generally accepted accounting practices within the broker-dealer industry. In preparing the financial statement in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from such estimates.

*(b) Cash and Cash Equivalents*

The Company considers its investments in financial instruments with original maturities of less than 90 days to be cash equivalents. Cash and cash equivalents are held primarily at major financial institutions.

As of December 31, 2017, the Company had amounts exceeding the Federal Deposit Insurance Corporation ("FDIC") insurance coverage as the majority of the cash and cash equivalents amounts were held in a non-interest bearing account with First Republic Bank. The FDIC insurance coverage per depositor per institution for all non-interest bearing accounts is $250,000 as of December 31, 2017. As of December 31, 2017, the Company had a balance in its account at First Republic Bank of $2,072,801.

*(c) Securities Transactions*

The Company executes trades as agent or riskless principal as well as from fixed income proprietary trading activities. These activities are recorded on a trade date basis.

The Company recognizes certain financial instruments at fair value. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. Financial instruments are recorded on a trade date basis. For more information on fair value, see Note 3 – Fair Value Measurements.

(d)  *Securities Sold Under an Agreement to Repurchase*

The Company enters into transactions involving securities sold under agreements to repurchase ("repurchase agreements") in order to finance the Company's trading inventory. Securities sold under agreements to repurchase are accounted for as financing transactions and are recorded on a settlement basis. Interest and the annual fee on the repurchase agreement are accrued and included in the statement of financial condition in due to affiliates.

(e)  *Notes Receivable*

In August of 2016, the Company purchased a convertible promissory note (the "Note") with a principal balance of $180,000 and an annual interest rate of 8% from a Member of the Parent for $180,000. The Note, which was originally between the Parent and one of its Members, is now between the Company and the Parent. At the time of the purchase, the Note had accrued interest of $8,000. The Note's contingent conversion option provides the Company with the right, but not the obligation, to covert the outstanding principal balance of $180,000 into 9% of the Parent's total equity in the Company. The Note had a scheduled maturity of March 15, 2017 and has not been repaid nor extended. However, the Company and Parent have agreed to continue accruing interest on the Note until the conversion feature has been fully executed, which is expected to be in 2018.

Accrued interest of $14,400 from the prior year was capitalized and the principal balance was $194,400 at year end.

(f)  *Fixed Assets, Net*

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful life of both furniture and equipment and computer equipment ranging from three to seven years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the remaining lease period.

(g)  *Income Taxes*

No provision for income taxes has been reflected in the accompanying financial statements. The Company is a single member limited liability company and a disregarded entity for tax purposes. There is no tax sharing agreement between the Company and its Parent, and there have been no distributions to the Parent for reimbursements of taxes. The Company is owned by a multi-member LLC where income earned is passed through to the underlying members and therefore is taxed like a partnership. Accordingly, the taxable income or loss of the Company is included in the New York City Unincorporated Business Tax ("UBT") tax return of the Parent.

In the state of California, the Company is required to file separately and does not allow for loss carryover. The Company pays a withholding tax and LLC tax based on revenue generated by offices in the state of California. For the year ending December 31, 2017, the Company did not accrue any amounts for withholding and LLC tax expense due to the closure of the California office in September 2017.

### (3) Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurement* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

*Level 1* – Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

*Level 2* – Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

*Level 3* – Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

As of December 31, 2017, the Company had no Level 3 assets or liabilities.

#### (a) Securities Owned, at Fair Value

The Company's securities portfolio is comprised of U.S. government treasuries, non-agency residential mortgage-backed securities, corporate bonds and U.S. equities. At December 31, 2017, the Company held $5,326,655 of securities reported at fair value. The securities are valued by the trading desk and corroborated by a pricing vendor that obtained the values based on recent trades in the market and based on pricing of similar securities as well as the Company's own assumptions of market conditions, underlying collateral and how market participants will price similar assets.

#### (b) Securities Sold, Not Yet Purchased, at Fair Value

Securities sold, not yet purchased, at fair value, consist of corporate bonds that the Company has sold short. The Company will be required to "cover" its short sale in the future through the purchase of the security in the market at the prevailing market price and deliver it to the counterparty from which it borrowed. The Company is exposed to a loss to the extent that the security price increases during the time from when the Company sells the security to when the Company purchases it in the market to cover the short sale. At year end, the Company held short positions in corporate bonds of $3,542,547.

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis:

| | Quoted prices in active markets for identical assets or liabilities (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) | Total at fair value |
|---|---|---|---|---|
| **December 31, 2017** | | | | |
| **Assets** | | | | |
| Securities owned, at fair value | | | | |
| Corporate bonds | $  — | 1,592,806 | — | 1,592,806 |
| Residential mortgage-backed securities (RMBS) | — | 3,532,523 | — | 3,532,523 |
| U.S. government treasuries | — | 201,022 | — | 201,022 |
| U.S. equity | 304 | — | — | 304 |
| Total assets at fair value | $  304 | 5,326,351 | — | 5,326,655 |
| **Liabilities** | | | | |
| Securities sold, not yet purchased, at fair value: | | | | |
| Corporate bonds | — | 3,542,547 | — | 3,542,547 |
| Total liabilities at fair value | $  — | 3,542,547 | — | 3,542,547 |

(c) *Transfers between Level 1 and Level 2*

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2017.

### (d) Estimated Fair Value of Financial Instruments Not Carried at Fair Value

The following table provides the carrying amount and the fair value of financial instruments which are not carried at fair value in the statement of financial condition:

| | Carrying amount | Level 1 | Level 2 | Level 3 | Total fair value |
|---|---|---|---|---|---|
| **December 31, 2017** | | | | | |
| **Financial Assets** | | | | | |
| Cash and cash equivalents | $ 2,072,801 | 2,072,801 | — | — | 2,072,801 |
| Accounts receivable | 6,195 | — | 6,195 | — | 6,195 |
| Receivable from broker | 7,345,893 | — | 7,345,893 | — | 7,345,893 |
| Note receivable | 194,400 | — | 194,400 | — | 194,400 |
| Due from affiliates | 284,662 | — | 284,662 | — | 284,662 |
| **Total financial assets** | $ 9,903,951 | 2,072,801 | 7,831,150 | — | 9,903,951 |
| | | | | | |
| **Financial Liabilities** | | | | | |
| Securities sold under an agreement to repurchase | $ 3,335,164 | — | 3,335,164 | — | 3,335,164 |
| Due to affiliates | 196,671 | — | 196,671 | — | 196,671 |
| **Total financial liabilities** | $ 3,531,835 | — | 3,531,835 | — | 3,531,835 |

The fair value of the financial assets and liabilities above are considered to approximate their carrying amounts because they have limited counterparty credit risk, are short term in nature and/or bear interest at market rates.

### (4) Securities Sold Under an Agreement to Repurchase

Securities sold under an agreement to repurchase, which are accounted for as secured borrowings, are reflected at the amount of cash received in connection with the transaction. The securities sold under an agreement to repurchase are collateralized by residential mortgage-backed securities held by the Company. The Company's repurchase agreement transactions primarily encounter risk associated with liquidity. If there is a decrease in the fair value of the collateral pledged in the repurchase agreement, the Company could be required to provide additional collateral to the counterparty. This would decrease the amount of assets for other liquidity needs.

The Company entered into a master repurchase agreement with Auriga Global Investors SV S.A. ("AGI") in February 2013. The repurchase agreement allows for maximum of $10,000,000 of securities sold that must be repurchased within 180 days at a rate of 7% per annum. The maximum can be increased with written notice 30 days prior to the date on which the line would increase.

## (5) Collateral Arrangements

Under the Company's collateralized financing arrangements, the Company provides collateral. At December 31, 2017, securities with a fair market value of $3,275,615 were sold under an agreement to repurchase, against cash collateral received of $3,335,164 as of December 31, 2017.

## (6) Fixed Assets

At December 31, 2017, fixed assets consist of the following:

| | Cost | | Accumulated Depreciation and Amortization | | Net Fixed Assets | |
|---|---|---|---|---|---|---|
| Computer equipment | $ | 9,591 | $ | (3,197) | $ | 6,394 |
| Leasehold improvements | | 37,133 | | (4,951) | | 32,182 |
| Furniture and equipment | | 44,043 | | (5,873) | | 38,170 |
| | $ | 90,767 | $ | (14,021) | $ | 76,746 |

The table above excludes fully depreciated fixed assets.

## (7) Regulatory Requirements

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain the greater of minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness. Net capital and aggregate indebtedness change day-to-day, but as of December 31, 2017, the Company had net capital of $5,091,399, which was $4,991,399 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1.

The Company maintains proprietary accounts with the clearing broker ("PAB assets") for trading, deposits, errors, accommodations and sundry expense purposes. The Company regularly trades for its own account. PAB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAB assets similar to the customer computation set forth in Rule 15c3-3.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

## (8) Related Party Transactions

The following table presents the Company's related party assets and liabilities as of December 31, 2017:

| | Auriga Global Investors SV S.A. | Auriga Capital Management LLC | Auriga Holdings LLC | Auriga Services LLC | Auriga USA Asset Management LLC | Total |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Due from affiliates | $ — | 146 | 47,894 | 112,482 | 124,140 | 284,662 |
| Note receivable | — | — | — | 194,400 | — | 194,400 |
| Total | $ — | 146 | 47,894 | 306,882 | 124,140 | 479,062 |
| **Liabilities** | | | | | | |
| Securities sold under an agreement to repurchase | $ 3,335,164 | — | — | — | — | 3,335,164 |
| Due to affiliates | 196,671 | — | — | — | — | 196,671 |
| Total | $ 3,531,835 | — | — | — | — | 3,531,835 |

### (a) Transactions with the Parent (Auriga Services, LLC)

The Company entered into an expense sharing arrangement with the Parent on June 1, 2011. The agreement provides the Parent with reimbursement of expenses and services such as, but not limited to, administrative support, technology and accounting provided to the Company. No balance was due in conjunction with the expense sharing at year end.

Additionally, during the year various direct expenses were paid by the Parent for services such as salaries, commissions, medical benefits and related items. A net receivable of $112,482 remained due from the Parent at December 31, 2017.

The Company made distributions to the Parent in March and October 2017 totaling $1,310,050.

### (b) Transactions with Auriga Global Investors SV S.A.

The Company entered into a master repurchase agreement with AGI in February 2013, see Note 4 – Securities Sold Under an Agreement to Repurchase.

At December 31, 2017, the Company had $3,335,164 outstanding as an obligation to repurchase. During the year, the Company had an average balance of $3,648,316 with a maximum month end balance of $9,475,153. The Company, during the year, incurred interest expense and fees related to the agreement, of which $196,671 remains accrued at December 31, 2017.

(c) *Transactions with Auriga Capital Management, LLC*

The Company incurred expenses for support services, including but not limited to, legal and general office support provided to Auriga Capital Management, LLC, an affiliate. For the year ended December 31, 2017, the Company incurred expenses and had a receivable balance of $146 due at year end.

(d) *Transactions with Auriga Holdings, LLC*

The Company incurred expenses for support services, including but not limited to, legal and general office support provided to Auriga Holdings LLC, an affiliate, during the course of the year. The Company, during the year, incurred expenses and had a receivable of $47,894 remaining due at December 31, 2017.

(e) *Transactions with Auriga USA Asset Management, LLC*

The Company incurred expenses for support services, including but not limited to, legal and general office support provided to Auriga USA Asset Management, LLC, an affiliate of the parent, during the course of the year. The Company, during the year, incurred expenses and had a receivable balance of $124,140 due at December 31, 2017.

(9)  **Transactions with Clearing Broker**

The Company trades and clears all of its trades through its clearing broker. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

The Company may use margin provided by the clearing broker during the year for the purchase of agency securities and to cover temporary shortfalls in clearing activity. During the year the Company's margin borrowings averaged approximately $3.1 million per day and had a maximum borrowing of approximately $23.3 million.

At December 31, 2017, the Company had a net $7,345,893 receivable from broker balance, of which, $350,000 is held in deposit as required by the clearing agreement.

**(10) Concentration Risk**

In the normal course of business, the Company executes with its clearing broker, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of its customers.

Additionally, the Company, during normal trading activity, may hold securities of a single class or series of an issuer in its accounts that exceed 10% of its tentative net capital creating an undue concentration. As of December 31, 2017, the Company's securities portfolio was comprised of long and short securities positions. The Company's long positions were comprised primarily of corporate bonds (30%) and mortgage-backed securities (66%), which represented 96% of the total securities held long, which also included U.S. government treasuries. The top five securities held represented 60% of the securities held long at year end. The Company's short securities positions were comprised entirely of corporate bonds. 48% of the short positions held at year end by the Company were held in the securities of five different companies. Undue concentration deductions have been made on the individual securities in the Company's net capital calculations in accordance with the SEC's net capital requirements at December 31, 2017.

**(11) Commitments and Contingencies**

*(a)* *Litigation Matters*

The Company is subject to legal proceedings, claims, and litigations arising in the ordinary course of business.

In December 2015, the Company was named as a co-respondent in a complaint filed with FINRA arbitration related to the hiring of two current employees. The Claimant has alleged that the Company disregarded the non-compete and non-solicit obligations the new employees had with the Claimant. The Company, based on the facts of the case, believes that the claims are without merit and will defend itself against these claims.

In July 2017, the Company filed and was granted a motion to dismiss based on the facts of the case presented during the arbitration hearing. The arbitration panel reserved its ruling on the Company's motion for attorneys' fees and expenses related to its defense until the conclusion of the hearing.

The Company will defend itself vigorously against these and any such claims. Although the outcome of these matters is not determinable, management does not expect the ultimate costs to resolve these matters will have a material effect on its financial condition.

*(b)*  *Lease Commitments*

The Company leases office spaces in New York, NY, King of Prussia, PA and Chicago, IL. The Company closed its office in Santa Monica, CA on August 31, 2017.

The following is a schedule by year of future minimum annual rental payments under the leases at December 31, 2017:

|  | Lease Expiration | 2018 | 2019 | 2020 | 2021-22 |
|---|---|---|---|---|---|
| New York, NY | 2/28/2022 | 255,975 | 263,655 | 271,564 | 326,557 |
| Chicago, IL | 7/31/2018 | 15,583 | - | - | - |
| King of Prussia, PA | 8/31/2018 | 11,832 | - | - | - |

## (12) Employee Benefits Plans

In December 2012, the Parent created the Auriga Services LLC 401(k) Profit Sharing Trust (the "Plan"), a defined contribution plan under Section 401(k) of the Internal Revenue Code, for the benefit of the Company and its affiliated companies. The Plan's year end is December 31st and has an annual profit sharing feature. The Parent, at its sole discretion, determines the amount, if any, of profit to be contributed to the Plan. Additionally, the Parent may be required to make a Qualified Non-Elective Contribution ("QNEC") to certain non-highly compensated employees within the plan.

The Company may be subject to additional compensation and benefits expense as a result of the Plan and its profit sharing feature through the expense sharing arrangement between the Company and its Parent. As of the year ending, December 31, 2017, the Company had not accrued any expense related to the Plan as part of the expense sharing agreement.

## (13) Subsequent Events

The Company has evaluated events and transaction that occurred during the period from the balance sheet date through February 28, 2018, the date the Company's statement of financial condition is available to be issued.

In January 2018, the Company was awarded partial relief of legal fees and expenses related to its defense in the FINRA arbitration hearing that was concluded in December 2017.